                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             Criticare Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    226901106
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506
                                  925-648-2085
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                                December 7, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule
         13d-1(g), check the following box [ ].

                                  Page 1 of 8

-------------------------------------------------------------------------------------------------------------------
CUSIP No.  226901106
-------------------------------------------------------------------------------------------------------------------

---------- --------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           BlueLine Catalyst Fund VII, L.P.
           ID #:  20-1275068

---------- --------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)            (a) [   ]      (b) [ X ]

---------- --------------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions)

           WC

---------- --------------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

---------- --------------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------- --------------------------------------------------------------------------------------------------------------------------

                              7    SOLE VOTING POWER

                                       0
     NUMBER OF SHARES        ---- -----------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       8    SHARED VOTING POWER
           WITH
                                        576,200
                             ----- -----------------------------------------------------------------------------------------------

                              9    SOLE DISPOSITIVE POWER

                                        0
                             ----- -----------------------------------------------------------------------------------------------

                              10   SHARED DISPOSITIVE POWER

                                        576,200
---------- -----------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         576,200
---------- --------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [   ]
                (See Instructions)
---------- --------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.0%
---------- --------------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       PN
---------- --------------------------------------------------------------------------------------------------------------------------

                                  Page 2 of 8

-------------------------------------------------------------------------------------------------------------------
CUSIP No.  226901106
-------------------------------------------------------------------------------------------------------------------

---------- ----------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           BlueLine Partners, L.L.C.
           ID#:
---------- ----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)            (a) [    ]       (b) [ X ]

---------- ----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions)
           WC

---------- ----------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

---------- ----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
---------- ----------------------------------------------------------------------------------------------------------------------

                              7    SOLE VOTING POWER

                                           0
     NUMBER OF SHARES        ------ ----------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       8    SHARED VOTING POWER
           WITH
                                            576,200
                             ----- -----------------------------------------------------------------------------------------------

                              9    SOLE DISPOSITIVE POWER

                                            0
                             ----- -----------------------------------------------------------------------------------------------

                              10   SHARED DISPOSITIVE POWER

                                            576,200
---------- ----------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             576,200
---------- ----------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [   ]
                (See Instructions)
---------- ----------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                5.0%
---------- ----------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
---------- ----------------------------------------------------------------------------------------------------------------------

                                  Page 3 of 8

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock (the "Common Stock") of Criticare
Systems, Inc. (the "Company") with its principal executive offices located at
20925 Crossroads Circle Waukesha, WI 53186.

Item 2.  Identity and Background

(a)- (b) This statement is filed on behalf of BlueLine Catalyst Fund VII, L.P.
     ("BlueLine Catalyst") and BlueLine Partners, L.L.C. ("BlueLine Partners"
     and, together with BlueLine Catalyst, the "Reporting Entities"). BlueLine
     Partners is the sole general partner of BlueLine Catalyst and has an interest in the profits of BlueLine Catalyst. Timothy Bacci and Scott Shuda are each Managing Directors of BlueLine Partners, L.L.C. Messrs. Bacci and
     Shuda each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). The address of the principal business office of each of the Reporting Entities and Messrs.
     Bacci and Shuda is 4115 Blackhawk Plaza Circle, Suite 100, Danville,
     California 94506.

(c)  BlueLine Catalyst is a private investment limited partnership. The principal business of BlueLine Partners is to serve as investment manager to a variety of private investment funds, including BlueLine Catalyst, and to control the investing and trading in securities of these private investment funds. The principal business of Messrs. Bacci and Shuda is to act as Managing Directors of BlueLine Partners.

(d)  None of the Reporting Entities nor Messrs. Bacci and Shuda has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Entities nor Messrs. Bacci and Shuda has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  BlueLine Catalyst is a Delaware limited partnership. BlueLine Partners is a
     California limited liability company. Messrs. Bacci and Shuda are each U.S.
     citizens.

Item 3.  Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 576,200 shares of the Common Stock (the "Shares"). The
Shares were purchased by BlueLine Catalyst in the open market with its investment capital.

                                  Page 4 of 8

Item 4.  Purpose of the Transaction

The purchases by BlueLine Catalyst of the Shares were effected because the
Reporting Entities believe that the Company represents an attractive investment based on the Company's operating history and continuing business prospects.

BlueLine Partners and its affiliated investment entities, including BlueLine
Catalyst, seek to make investments in companies deemed by them to be undervalued relative to their potential and in situations where they believe their efforts can help to create or unlock value. In the case of the Company, the Reporting
Entities believe that the best path toward long-term value creation would come from a combination of operational changes designed to make the Company consistently profitable on its existing revenue and from efforts to grow the
Company's business through both organic and strategic initiatives. Based upon analysis of publicly available information and proprietary tools and techniques used by BlueLine Partners, the Reporting Entities believe that the Company's market valuation could increase by more than 50% from current levels following relatively modest operational reforms.

As part of their investment strategy, the Reporting Entities hope to have the opportunity to discuss with management various proposals on how the Company might improve its performance. At and following the Company's recent annual meeting of shareholders, the Reporting Entities have been encouraged by their perception of management's willingness to engage in future dialog on these topics. The Reporting Entities believe there currently exists an excellent opportunity to work in a constructive and collaborative fashion with the
Company's management to create shareholder value.

Depending on market conditions, general economic conditions and other factors, the Reporting Entities may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

Item 5.  Interest in Securities of the Issuer

(a)  and (b) As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 576,200 shares of Common Stock. These shares represent approximately 5.0% of the shares of Common Stock outstanding based on
     11,452,321 shares of the Company's Common Stock outstanding as reported in the Company's Form 10-Q for the Company's fiscal quarter ended September
     30, 2004 as filed with the Securities and Exchange Commission on November
     12, 2004.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section
     13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(c)  Information concerning transactions in the Common Stock effected by the
     Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

                                  Page 5 of 8

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Materials to be Filed as Exhibits

1.       Exhibit A - Joint Filing Agreement dated December 14, 2004, signed by each of the Reporting Entities in order to confirm that this Schedule
         13D is being filed on behalf of each of the Reporting Entities.
2.       Exhibit B - Transactions in the Common Stock by the Reporting Entities
         during the past 60 days.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 14, 2004

                                     BlueLine Catalyst Fund VII, L.P.

                                     By:  BlueLine Partners, L.L.C.
                                                Its:  General Partner

                                     By: /s/ Scott Shuda
                                        ----------------------------------------
                                     Name:  Scott Shuda
                                     Title:    Manager

                                     BlueLine Partners, L.L.C.

                                     By: /s/ Scott Shuda
                                        ----------------------------------------
                                     Name:  Scott Shuda
                                     Title:    Manager

                                  Page 6 of 8

                                                                  EXHIBIT A

                             Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule
13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  December 14, 2004

                                         BlueLine Catalyst Fund VII, L.P.

                                         By:  BlueLine Partners, L.L.C.
                                                    Its:  General Partner

                                         By: /s/ Scott Shuda
                                            ------------------------------------
                                         Name:  Scott Shuda
                                         Title:    Manager

                                         BlueLine Partners, L.L.C.

                                         By: /s/ Scott Shuda
                                            ------------------------------------
                                         Name:  Scott Shuda
                                         Title:    Manager

                                  Page 7 of 8

                                                                 EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

  Date    No. of Shares  Price per Share
10/19/04     2,800           $ 2.3857
10/21/04     7,200           $ 2.4133
10/22/04     1,000           $ 2.4000
10/26/04     6,400           $ 2.4300
10/27/04    23,900           $ 2.4450
10/27/04    (7,700)          $ 2.5000
10/28/04    (1,000)          $ 2.4750
11/1/04      7,300           $ 2.4716
11/2/04      4,000           $ 2.4025
11/2/04     (1,000)          $ 2.4900
11/3/04      3,000           $ 2.4000
11/4/04     28,100           $ 2.5023
11/4/04     (2,000)          $ 2.4850
11/9/04      1,700           $ 2.4824
11/10/04     6,100           $ 2.4513
11/11/04     4,300           $ 2.4263
11/12/04     3,000           $ 2.4200
11/15/04     7,100           $ 2.3507
11/16/04    15,900           $ 2.3645
11/16/04    (3,000)          $ 2.4900
11/17/04    (2,000)          $ 2.4900
11/18/04       500           $ 2.4500
11/18/04    (1,000)          $ 2.4800
11/19/04     2,500           $ 2.4588
11/19/04    (3,000)          $ 2.5267
11/22/04     4,700           $ 2.4483
11/23/04     1,800           $ 2.5000
11/23/04    (1,000)          $ 2.5300
11/26/04       200           $ 2.5100
11/29/04     2,500           $ 2.5900
12/1/04      3,000           $ 2.7887
12/2/04      8,500           $ 2.7812
12/6/04      6,800           $ 2.9402
12/7/04      5,700           $ 3.0281
12/8/04      2,000           $ 3.0400
12/9/04      1,200           $ 3.0500